SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL Provides Preliminary Financial Outlook for 2022

São Paulo, December 10, 2021 - GOL Linhas Aéreas Inteligentes S.A. (“GOL” or “Company”), (NYSE: GOL and B3: GOLL4), Brazil’s largest domestic airline, today provides its preliminary financial outlook for 2022. GOL’s guidance reflects expected passenger and loyalty program revenues, cash flow, interest expense, oil prices and exchange rates, and fleet and network plans. The information below is preliminary and unaudited.

The Company’s guidance highlights key metrics which impact financial results and drive long-term shareholder value. GOL provides forward-looking information that is focused on the main metrics the Company uses to measure business performance. These indicators are useful for investors and analysts who project GOL’s results.

Highlights:

•	To meet the expected domestic air travel demand for 2022 of approximately 100 billion RPKs, the Company plans to operate an average of 108 aircraft in its network during the year.
•	Through the acceleration of its fleet transformation, including the addition of 18 and 16 Boeing MAX aircraft in 2H21 and 2022, respectively, GOL expects to end 2022 with 44 Boeing MAX aircraft in its fleet.
•	The Company’s revenue for 2022 is expected to increase around 100% compared to 2021. GOL estimates that its 2022 results will include R$1.2 billion of increased cash flow from important transactions entered into in 2021 including R$450 million from the re-incorporation of Smiles and R$700 million from the additional MAX aircraft in the fleet.
Financial Outlook	2019A	2022E
Total fleet (average)	126	135 - 140
Total operational fleet (average)	113	105 - 110
ASKs, System (% change yoy)	6.3%	70 - 80%
Seats, System (% change)	6.2%	80 - 90%
Departures, System (% change)	3.8%	80 - 90%
Average load factor (%)	82%	~82%
Ancillary revenues. net[1] (R$bn)	0.8	~0.8
Total net revenues (R$ billion)	13.9	~14.0
Non-fuel CASK[2] (US$ cents)	3.6	~3.3
Fuel liters consumed (mm)	1,475	~1,295
Gross Global Scope 1 emissions (000 m t CO2)	3,744	~3,289
Total Fuel Consumed (1.000 liters per RPK)	35.3	~34.6
GHG Emissions/Flight Hour (t CO2)	8.7	~8.4
Fuel price (R$/liter)	2.8	~3.8
EBITDA margin² (%)	28%	~25%
EBIT margin² (%)	15%	~11%
Net financial expense[3] (R$bn)	1.4	~1.8
Pre-tax margin[3] (%)	5%	~1%
Effective income tax rate (%)	24%	~11%
Minority interest (R$ mm)	297	~0
Capex, net (R$ mm)	639	~700
MAX Aircraft Acquisitions (R$mm)	-	~1,100
Aircraft Debt (7x Annual Acft Lease Payments) (US$bn)	2.9	~3.3
Financial Debt (US$bn)	2.0	~2.1
Net Debt4 / EBITDA[2] (x)	4x	~6x
Fully-diluted shares out[5] (mm)	391	~435
EPS, fully diluted (R$)	1.90	~0.26
Fully-diluted ADS out. [5] (mm)	195.5	~217.5
EPADS, fully diluted (US$)	0.96	~0.10

(1) Cargo. loyalty. buy-on-board and other ancillary revenues; (2) Recurring; (3) Excluding currency gains and losses and Unrealized losses on Exchangeable Senior Notes; (4) Including 7x annual aircraft lease payments and excluding perpetual bonds; (5) Includes stock option exercises that may be issued from the stock option program and related to Exchangeable Senior Notes.

1	GOL Linhas Aéreas Inteligentes S.A.

GOL Provides Preliminary Financial Outlook for 2022

The current guidance may be adjusted in order to incorporate the evolution of GOL’s operating and financial performance and any eventual changes to the Brazilian economy and GOL’s broader economic environment, including variations in economic growth, interest rates, exchange rates, and international oil price trends.

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11) 2128-4700

About GOL Linhas Aéreas Inteligentes S&A&

GOL is Brazil's largest airline. leader in the corporate and leisure segments. Since its founding in 2001, it has been the airline with the lowest unit cost in Latin America. which has enabled the democratization of air transportation. The Company has alliances with American Airlines and Air France-KLM, in addition to making available to Customers many codeshare and interline agreements, bringing more convenience and ease of connections to any place served by these partnerships. With the purpose of "Being First for Everyone". GOL offers the best travel experience to its passengers, including: the largest inventory of seats and the most legroom; the most complete platform with internet, movies and live TV; and the best loyalty program. SMILES. In cargo transportation. GOLLOG delivers parcels to various regions in Brazil and abroad. The Company has a team of 15.000 highly qualified airline professionals focused on Safety, GOL's number one value, and operates a standardized fleet of Boeing 737 aircraft. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ri

Disclaimer

The information contained in this press release has not been subject to any independent audit or review and contains “forward-looking” statements, estimates and projections that relate to future events, which are, by their nature, subject to significant risks and uncertainties. All statements other than statements of historical fact contained in this press release including, without limitation, those regarding GOL’s future financial position and results of operations. strategy. plans. objectives. goals and targets. future developments in the markets in which GOL operates or is seeking to operate. and any statements preceded by. followed by or that include the words “believe”, “expect”, “aim”, “intend”, “will”, “may”, “project”, “estimate”, “anticipate”, “predict”, “seek”, “should” or similar words or expressions. are forward-looking statements. The future events referred to in these forward-looking statements involve known and unknown risks, uncertainties, contingencies and other factors, many of which are beyond GOL’s control, that may cause actual results, performance or events to differ materially from those expressed or implied in these statements. These forward-looking statements are based on numerous assumptions regarding GOL’s present and future business strategies and the environment in which GOL will operate in the future and are not a guarantee of future performance. Such forward-looking statements speak only as at the date on which they are made. None of GOL or any of its affiliates, officers, directors, employees and agents undertakes any duty or obligation to update or revise any forward-looking statements, whether as a result of new information. future events or otherwise. except to the extent required by law. None of GOL or any of its affiliates, officers, directors, employees, professional advisors and agents make any representation. warranty or prediction that the results anticipated by such forward-looking statements will be achieved, and such forward-looking statements represent, in each case, only one of many possible scenarios and should not be viewed as the most likely or standard scenario. Although GOL believes that the estimates and projections in these forward-looking statements are reasonable, they may prove materially incorrect and actual results may materially differ. As a result, you should not rely on these forward-looking statements.

Non-GAAP Measures

To be consistent with industry practice. GOL discloses so-called non-GAAP financial measures which are not recognized under IFRS or U&S& GAAP. including “Net Debt”. “Adjusted Net Debt”. “total liquidity” and "EBITDA"& The Company’s management believes that disclosure of non-GAAP measures provides useful information to investors. financial analysts and the public in their review of its operating performance and their comparison of its operating performance to the operating performance of other companies in the same industry and other industries& However. these non-GAAP items do not have standardized meanings and may not be directly comparable to similarly-titled items adopted by other companies& Potential investors should not rely on information not recognized under IFRS as a substitute for the GAAP measures of earnings or liquidity in making an investment decision&

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2	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 10, 2021

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer